FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 5, 2001

ASM INTERNATIONAL N.V.
(Translation of registrant’s name into English)

JAN VAN EYCKLAAN 10
3723 BC BILTHOVEN
THE NETHERLANDS
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .]

Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Comprehensive Income (Loss)
Consolidated Statements of Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Unaudited Consolidated Interim Financial Information
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARKET RISK DISCLOSURE
DESCRIPTION OF SHARE CAPITAL
CAUTIONARY FACTORS
INCORPORATION BY REFERENCE
EXHIBITS
SIGNATURES
EXHIBIT INDEX
Exhibit 3.1

As used in this report, the terms “we,” “us,” “our,” “ASM International” and the “Company” mean ASM International N.V. and its subsidiaries, unless the context indicates otherwise.

Consolidated Balance Sheets

(thousands except share data)

		December 31,	September 30,

Assets	Note	2000	2001

		(Note A)	(unaudited)
Cash and cash equivalents		€106,805	€96,018

Marketable securities		5	5

Accounts receivable (less allowance for doubtful accounts of €8,734 and €8,120)		238,620	139,699

Inventories, net	B	188,001	209,966

Other current assets		23,828	22,970

Total current assets		557,259	468,658

Property, plant and equipment, net	C	152,168	181,597

Goodwill, net	D	68,513	63,905

Total Assets		€777,940	€714,160

Liabilities and Shareholders’ Equity

Notes payable to banks	E	€13,136	€80,280

Accounts payable		142,342	70,361

Accrued expenses		88,703	66,148

Advance payments from customers		13,623	9,290

Deferred revenue		14,913	18,848

Income taxes		22,988	14,318

Current portion of long-term debt	F	31,484	1,633

Total current liabilities		327,189	260,878

Long-term debt	F	31,660	12,229

Deferred income taxes		838	189

Total liabilities		€359,687	€273,296

Minority interest in subsidiary		109,931	114,181

Shareholders’ Equity:

Common shares

Authorized 60,000,000 shares, par value Nlg. 0.01, issued and outstanding 48,797,346 and 49,019,564 shares		221	222

Financing preferred shares, none issued		—	—

Preferred shares, issued none		—	—

Capital in excess of par value		252,784	254,161

Retained earnings		58,818	73,952

Accumulated other comprehensive (loss) income		(3,501)	(1,652)

Total Shareholders’ Equity		€308,322	€326,683

Total Liabilities and Shareholders’ Equity		€777,940	€714,160

See Notes to Unaudited Consolidated Interim Financial Information.

Consolidated Statements of Operations

(thousands except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2000(1)	2001	2000(1)	2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	€248,704	€102,028	€668,316	€455,785

Cost of sales	(135,862)	(65,438)	(372,714)	(271,385)

Gross profit	112,842	36,590	295,602	184,400

Operating expenses:

Selling, general and administrative costs	(38,649)	(26,812)	(107,189)	(85,845)

Research and development	(18,657)	(19,923)	(50,738)	(58,670)

Amortization of goodwill	(1,899)	(1,924)	(2,334)	(5,682)

Total operating expenses	(59,205)	(48,659)	(160,261)	(150,197)

Earnings (loss) from operations	53,637	(12,069)	135,341	34,203

Net interest and other financial Income (expenses)	902	(856)	340	(288)

Earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	54,539	(12,925)	135,681	33,915

Income taxes	(7,067)	484	(17,578)	(6,487)

Earnings (loss) before minority interest and cumulative effect of change in accounting principle	47,472	(12,441)	118,103	27,428

Minority interest	(19,846)	(295)	(51,676)	(12,294)

Net earnings (loss) before cumulative effect of change in accounting principle	27,626	(12,736)	66,427	15,134

Cumulative effect of change in accounting principle (1)	—	—	(3,790)	—

Net earnings (loss)	€27,626	€(12,736)	€62,637	€15,134

Basic net earnings (loss) per share:

Net earnings (loss) before cumulative effect of change in accounting principle	€0.57	€(0.26)	€1.44	€0.31

Cumulative effect of change in accounting principle (1)	—	—	(0.08)	—

Net earnings (loss)	€0.57	€(0.26)	€1.36	€0.31

Diluted net earnings (loss) per share (2):

Net earnings before cumulative effect of Change in accounting principle	€0.56	€(0.26)	€1.39	€0.30

Cumulative effect of change in accounting principle (1)	—	—	(0.08)	—

Net earnings (loss)	€0.56	€(0.26)	€1.31	€0.30

Weighted average number of shares:

Basic	48,773	48,978	46,143	48,904

Diluted (2)	49,764	48,978	47,977	50,064

(1)	The cumulative effect of change in accounting principle relates to the effect on prior years of the impact of the adoption of Staff Accounting Bulletin No. 101(“SAB 101”), effective as of January 1, 2000, and sets forth guidelines on the timing of revenue recognition of sales. The Statements of Operations for the three and nine months ended September 30, 2000 have been restated to reflect the retroactive adoption of SAB 101 as of January 1, 2000. See Note A of the Notes to Unaudited Consolidated Interim Financial Information.

(2)	The calculation of the diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. No adjustments have been reflected in the diluted weighted average number of shares and net earnings (loss) for the three months ended September 30, 2001 because a loss was reported in the three months ended September 30, 2001 and the effect of securities and other contracts to issue common stock were anti-dilutive. The calculation is done for each reporting period individually. See Note G of the Notes to Unaudited Consolidated Interim Financial Information.

See Notes to Unaudited Consolidated Interim Financial Information.

Consolidated Statements of Comprehensive Income (Loss)

(thousands)

	Three months ended September 30,		Nine months ended September 30,

	2000	2001	2000	2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net earnings	€27,626	€(12,736)	€62,637	€15,134

Other comprehensive income:

Exchange rate changes for the period	19,621	(17,838)	20,721	996

Unrealized gains on derivative instruments and hedging activities	—	1,750	—	853

Total other comprehensive income (loss)	19,621	(16,088)	20,721	1,849

Comprehensive income (loss)	€47,247	€(28,824)	€83,358	€16,983

Consolidated Statements of Shareholders’ Equity

(thousands, except for number of common shares)

				Retained	Accumulated other	Total
	Number of common		Capital in excess of	earnings	comprehensive income	Share-holders'
	shares	Common shares	par value	(deficit)	(loss)	Equity

Balance December 31, 1999	40,107,784	€182	€103,443	€(35,454)	€(2,619)	€65,552

Issuance of common shares:

For stock options	896,105	4	2,911	—	—	2,915

Exercise of warrants	3,537,957	16	27,514	—	—	27,530

Public offering	4,250,000	19	119,692	—	—	119,711

Net earnings	—	—	—	62,637	—	62,637

Fair value of put option for structured equity line	—	—	(988)	—	—	(988)

Other comprehensive income	—	—	—	—	20,721	20,721

Balance September 30, 2000 (unaudited)	48,791,846	€221	€252,572	€27,183	€18,102	€298,078

Balance December 31, 2000	48,797,346	€221	€252,784	€58,818	€(3,501)	€308,322

Issuance of common shares:

For stock options	222,218	1	1,377	—	—	1,378

Net earnings	—	—	—	15,134	—	15,134

Other comprehensive income	—	—	—	—	1,849	1,849

Balance September 30, 2001 (unaudited)	49,019,564	€222	€254,161	€73,952	€(1,652)	€326,683

See Notes to Unaudited Consolidated Interim Financial Information.

Consolidated Statements of Cash Flows

(thousands)

	Three months ended September 30,		Nine months ended September 30,

	2000	2001	2000	2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities:

Net earnings (loss)	€27,626	€(12,736)	€62,637	€15,134

Depreciation and amortization	10,658	10,802	27,489	31,022

Cumulative effect of change in accounting principle, net of tax	—	—	3,790	—

Deferred income taxes	858	(266)	1,005	(649)

Minority interest	19,846	295	51,676	12,294

Changes in other assets and liabilities	(7,744)	2,318	(43,552)	(25,790)

Net cash provided by operating activities	€51,244	€413	€103,045	€32,011

Cash flows from investing activities:

Net capital expenditures	€(17,075)	€(13,186)	€(54,260)	€(53,836)

Acquisition of shares from minority shareholders	(70,860)	—	(75,461)	—

Proceeds from sale of marketable securities	5,165	—	5,165	—

Net cash (used in) investing activities	€(82,770)	€(13,186)	€(124,556)	€(53,836)

Cash flows from financing activities:

Notes payable to banks, net	€(5,677)	€59,731	€(16,040)	€67,144

Proceeds from long-term debt	74,461	543	78,443	2,076

Repayment of long-term debt and subordinated debt (1)	(3,232)	(41,872)	(65,986)	(54,928)

Proceeds from issuance of shares	218	925	126,765	1,378

Fair value of put options for structured equity line	(988)	—	(988)	—

Dividend to minority shareholders	—	—	(7,640)	(9,407)

Net cash provided by financing activities	€64,782	€19,327	€114,554	€6,263

Exchange rate effects	17,046	(8,839)	20,191	4,775

Net increase (decrease) in cash and cash equivalents	€50,302	€(2,285)	€113,234	€(10,787)

Supplemental disclosures of cash flow information Cash paid (received) during the period for:

Interest	€(900)	€94	€2,272	€465

Income taxes	660	6,761	(248)	15,806

Non cash financing activities:

Exercise of warrants and subsequent conversion of subordinated notes and 6% zero-coupon debentures into common shares	€—	€—	€23,555	€—

(1)	Repayment of long-term debt and subordinated debt includes the current portion of such debt as classified under current liabilities.

See Notes to Unaudited Consolidated Interim Financial Information.

Notes to Unaudited Consolidated Interim Financial Information

(amounts in thousands of euros, except per share and other non-financial data, unless otherwise stated)

NOTE A      Summary of Significant Accounting Policies

         ASM International N.V. (referred to as “ASMI” or the “Company”) is a corporation domiciled in the Netherlands with principal operations in Europe, the United States, South East Asia and Japan.

         The accompanying condensed financial information (which we refer to as the Interim Financial Information) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for the disclosure of segment information in accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”. Disclosure of such information for the nine month period ended September 30, 2001 would be a violation of the rules of the Hong Kong Exchange.

         The Interim Financial Information is unaudited but includes all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial information prepared in accordance with U.S. GAAP have been condensed or omitted. The results of operations for the three months ended September 30, 2001 and nine months ended September 30, 2001 may not necessarily be indicative of the operating results for the entire fiscal year.

         The December 31, 2000 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. This Interim Financial Information should be read in conjunction with the consolidated balance sheets of ASM International N.V. as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2000.

         Cumulative Effect of Change in Accounting Principle – Effective January 1, 2000 the Company adopted new guidance on revenue recognition as described in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB 101”), issued by the staff of the Securities and Exchange Commission (the “SEC”) in December 1999.

         The new method of revenue recognition was adopted January 1, 2000 and has been applied retroactively to revenue earned in prior years. A cumulative adjustment of €3,790 to apply retroactively is included in the Statement of Operations for the nine-month period ended September 30, 2000.

         The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement

No. 133,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” effective as of January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Gains or losses resulting from changes in the value of derivatives are accounted for depending on the intended use of the derivative and whether they qualify for hedge accounting. Upon adoption of SFAS 133 on January 1, 2001, the Company did not incur a material transition adjustment.

New Accounting Pronouncements

         In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. In the event the Company acquires goodwill subsequent to June 30, 2001 it will not be amortized. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle which is charged directly to retained earnings. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. The Company will adopt SFAS No. 142 in 2002 and, at that time, will stop amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. Goodwill is currently being amortized at approximately €7,700 annually and will have an expected net carrying value of approximately €61,980 at the date of adoption of this standard. The Company is currently evaluating the provisions of SFAS No. 142 and has not yet determined the effect that adoption of this standard will have on this unaudited consolidated interim financial information.

         In August 2001, the FASB issued FAS 143, “Accounting for Asset Retirement Obligations.” The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The standard is effective for 2003. The Company is currently reviewing the requirements of this new standard and expects that this standard will not have a material impact on the Company’s financial position or results of operations.

         In October 2001, the FASB issued FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Statement 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The standard is effective for 2002 and generally is to be applied prospectively. The implementation of this standard is not expected to have a material impact on the company’s financial position or results of operations.

NOTE B       Inventories

Inventories are composed of the following:

	December 31,	September 30,

	2000	2001

		(unaudited)
Components and raw materials	€68,786	€83,069

Work in process	104,875	90,663

Finished goods	14,340	36,234

Inventories, net	€188,001	€209,966

NOTE C       Property, Plant and Equipment

Total

At cost:

Balance January 1, 2001	€320,888

Capital expenditures	54,363

Retirements and sales	(1,700)

Translation effect	1,319

Balance September 30, 2001 (unaudited)	€374,870

Accumulated depreciation:

Balance January 1, 2001	€168,720

Depreciation	25,340

Retirements and sales	(1,173)

Translation effect	386

Balance September 30, 2001 (unaudited)	€193,273

Property, plant and equipment, net:

January 1, 2001	€152,168

September 30, 2001 (unaudited)	€181,597

Useful lives in years:

Buildings and improvements	10-25

Machinery and equipment	2-10

Furniture and fixtures	2-10

NOTE D       Goodwill

Total

Goodwill at cost January 1, 2001	€73,069

Acquired	—

Translation effect	1,002

Balance September 30, 2001 (unaudited)	€74,071

Accumulated amortization January 1, 2001	€4,556

Amortization	5,682

Translation effect	(72)

Balance September 30, 2001 (unaudited)	€10,166

Goodwill, net:

January 1, 2001	€68,513

September 30, 2001 (unaudited)	€63,905

The weighted average amortization period for acquired goodwill is 10 years.

NOTE E       Notes Payable to Banks

Information on notes payable to banks is as follows:

Short-term debt outstanding in:	December 31,	September 30,

	2000	2001

		(unaudited)
Finland	€—	€210

The Netherlands (multicurrency facility)	—	69,471

Japan	13,132	5,591

Hong Kong	4	5,008

	€13,136	€80,280

Short-term debt outstanding in local currencies (in thousands):

	December 31,	September 30,

	2000	2001

		(unaudited)
Euro	—	6,210

United States dollars	—	58,000

Japanese Yen	1,404,854	608,711

Hong Kong dollars	30	35,694

         ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks. The lines, which contain general provisions concerning renewal and continuance at the option of the banks, bear a weighted average interest rate of 4.22% at September 30, 2001.

         Total short-term lines of credit amounted to €189,934 at September 30, 2001. The amount outstanding at September 30, 2001 was €80,280 and the unused portion totaled

€109,654. The unused portion includes €40,638 relating to ASM Pacific Technology Limited (“ASMPT”), in which the Company holds a 54.6% interest, and such amount is limited solely for use in the operations of ASMPT.

         The Company does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of the Company. Under the rules of the Hong Kong Stock Exchange, ASMPT is precluded from providing loans and advances, other than trade receivables in the normal course of business, to ASMI or its affiliates.

         On June 27, 2001 ASMI entered into a multicurrency revolving loan facility with a consortium of banks in the amount of €90.0 million to be utilized solely for the Company’s operations in Europe and the United States, excluding ASMPT. The loan consists of two facilities of €45.0 million each and bears interest at a per annum rate equal to LIBOR or EURIBOR, depending on the currency drawn, and depending on the solvency ratio of the Company plus 80 to 160 basis points for the first facility of €45.0 million and plus 100 to 180 basis points for the second facility of €45.0 million. The term of the first facility is 12 months and the term of the second facility is 18 months. The loan facility contains certain financial covenants with respect to solvency ratio and interest coverage ratio. Based on the Company’s solvency ratio the per annum interest on the facilities drawn were LIBOR plus 100 basis points for the first facility and LIBOR or EURIBOR, depending on the currency drawn, plus 120 basis points for the second facility. The loan facility is secured by the Company’s shareholding in ASMPT. As of September 30, 2001, the amounts outstanding under these facilities were $58.0 million and €6.0 million. On July 2, 2001 the Company repaid $35.0 million of long-term loans and €9.0 million in short-term bridge loans from draw downs of the multicurrency facility.

NOTE F       Long-Term Debt

	December 31,	September 30,

	2000	2001

		(unaudited)
Term Loans:

US$ facility, repaid on July 2, 2001	€49,607	€—

Japan, 2.15-3.30%, due 2005 - 2006	3,459	2,817

Finland, 2.25-4.25%, due 2006 – 2011	3,383	3,922

Mortgage loans:

The Netherlands, 5.35-6.75%, due 2007 – 2026	1,873	1,687

Japan, 1.71-2.63%, due 2005 – 2006	4,468	4,027

Lease commitments United States, 5.75-14.00%, due 2001 – 2005	354	254

Japan, 5.2%, due 2004	—	1,155

	63,144	13,862

Current portion	31,484	1,633

	€31,660	€12,229

Long-term debt outstanding in local currencies, including current portion (in thousands):

	December 31,	September 30,

	2000	2001

		(unaudited)
Euro	5,256	5,609

United States dollars	46,328	232

Japanese yen	847,990	870,875

         On July 6, 2000, the Company entered into two financing arrangements. Pursuant to the first such financing arrangement, the Company received a two-year, non-revolving credit facility of $75.0 million from Canadian Imperial Bank of Commerce (“CIBC”), acting through its New York agency, carrying a variable interest rate linked to LIBOR and secured by substantially all of the Company’s shareholdings in ASMPT. The Company drew down $69.0 million of this facility and the funds were used to purchase additional shares in ASMPT from an ASMPT shareholder. The facility had a quarterly repayment schedule. In the fourth quarter of 2000 the Company repaid $23.0 million consisting of a $5.5 million installment and a $17.5 million partial prepayment. In the first six months of 2001 the Company repaid $11.0 million consisting of two installments of $5.5 million each. On July 2, 2001, the Company repaid the remaining outstanding balance of the loan from the proceeds of its revolving credit facility discussed in Note E.

         Pursuant to the second facility, the Company entered into a structured equity line (the “Line”) with an investor who is an affiliate of CIBC. Under the Line, the Company can issue over the term of the agreement which ends on July 6, 2002, with intervals of at least five business days between two issuances, common shares to the investor in amounts not exceeding $10.0 million and for a total not exceeding $65.0 million. The investor has committed to purchase these shares at market price, which is defined as the volume weighted average price of the five trading days immediately preceding the date of issuance, minus a discount of 4.5%. The investor is not obligated to purchase shares if the purchase would cause the aggregate number of common shares of the Company owned by the investor, including those purchased during the previous 60 days, to exceed 9.9% of all of the issued and outstanding common shares of the Company. The investor is also under no obligation to purchase newly issued shares under the Line in the event that the Company’s SEC registration statement registering the sale and resale of the shares is not effective, certain conditions precedent to the Line are not satisfied or certain covenants are not complied with. In May 2001, the Company’s registration statement for these securities became effective.

         The long-term facilities offered by the Japanese banks to ASM Japan are collateralized by the real estate and other assets of ASM Japan, with guarantees provided by ASMI. In Finland, the long-term loans are collateralized by machinery and equipment of ASM Microchemistry and guaranteed by ASMI.

         Lease commitments relate to lease commitments on property, equipment and machines.

NOTE G       Earnings (Loss) Per Share

         The following represents a reconciliation of net earnings and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings per share:

	Three months ended September 30,		Nine months ended September 30,

	2000	2001	2000	2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net earnings (loss) used for purpose of computing basic earnings per share	€27,626	€(12,736)	€62,637	€15,134

After-tax equivalent of interest expense on Convertible notes and exercisable warrants	32	—	404	43

Net earnings (loss) used for purposes of computing diluted net earnings per share	€27,658	€(12,736)	€63,041	€15,177

Basic weighted average number of shares outstanding at the end of period used for purpose of computing basis earnings per share	48,773	48,978	46,143	48,904

Dilutive effect of stock options	791	—	860	960

Dilutive effect of convertible notes and exercisable Warrants	200	—	974	200

Dilutive weighted average number of shares outstanding	49,764	48,978	47,977	50,064

Net earnings (loss) per share:

Basic	€0.57	€(0.26)	€1.36	€0.31

Diluted	€0.56	€(0.26)	€1.31	€0.30

         No adjustments have been reflected in the diluted weighted average number of shares and net earnings (loss) for the three months ended September 30, 2001 because there was a loss reported in the three months ended September 30, 2001 and the effect of the 925 exercisable stock options and 200 exercisable warrants to issue common stock were anti-dilutive.

NOTE H       Commitments and Contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,

	1999	2000

Machinery and equipment	€225	€402

Furniture and fixtures	354	420

	579	822
Less accumulated depreciation	(292)	(484)

	€287	€338

         The Company leases certain office and plant facilities and equipment under various operating lease arrangements. Original non-cancelable lease terms typically are between 1 and 15 years. At December 31, 2000 minimum rental commitments under capital leases and operating leases having initial or remaining non-cancelable terms in excess of one year were as follows:

	Capital leases	Operating leases

2001	€229	€9,702

2002	140	7,503

2003	38	5,919

2004	7	4,741

2005	4	3,141

Thereafter	3	18,494

Total	421	€49,500

Less amount representing interest	(68)

Present value of net minimum lease payments	€353

         Aggregate rental expense for operating leases was €6,925 in 1998, €8,039 in 1999 and €9,847 in 2000.

         The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on its financial position, results of operations or liquidity.

         No significant changes have occurred as of September 30, 2001.

NOTE I       Subsequent Events

         On May 23, 2001, our shareholders approved a resolution amending our articles of association which changed the par value of common shares to €0.04 per share and increased the number of authorized common shares to 110,000,000. This change was effective October 31, 2001.

         In October 2001, the Company entered into a strategic alliance with and made an equity investment in NuTool, Inc., a privately owned semiconductor equipment company. We have made an initial equity investment of €3.0 million in this California-based company that is a provider of innovative copper deposition technologies. We have agreed to invest an additional €15.0 million by January 21, 2002, giving us a total equity interest of approximately 15%, in NuTool, Inc.

         NuTool’s unique, patented Electro Chemical Mechanical Deposition (ECMD™) process offers new process solutions for copper deposition and planarization. By integrating ASMI’s low-k and atomic layer deposition technologies with NuTool’s ECMD™, we believe the two companies can offer an innovative alternative for copper metallization that enhances opportunities for capturing market share in the fast-growing copper market segment.

         In October 2001, the Company also entered into an exclusive and strategic technology and marketing agreement with Genitech, Inc., a privately owned Korean company, which provides an innovative, patented plasma-enhanced atomic layer deposition (PEALD) process for very high quality metal deposition. We believe Genitech’s copper Superfill technology complements our alliance with NuTool as well as builds on our own experience with atomic layer deposition. The agreement with Genitech includes a program for technology development through July 2004, exclusive sales and supply licenses and royalty agreements. The Company has committed €5.0 million in project funding for the technology development.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

         You should read this discussion together with the financial statements and other financial information included in this report. Our financial statements are prepared in accordance with U.S. GAAP. This report contains forward-looking statements that involve risks and uncertainties described in more detail below under “Cautionary Factors.”

Overview

         We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the front-end and back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles, packages and tests the dies in order to create semiconductor devices. We conduct our front-end business, through our facilities in the Netherlands, the United States, Japan and Finland. We conduct our back-end business, through our facilities in Hong Kong, China, Singapore and Malaysia. Our back-end operations are conducted through our 54.6%-owned subsidiary, ASM Pacific Technology Limited.

         We sell our products worldwide to the semiconductor industry, which is subject to sudden and extreme cyclical variations in product supply and demand. The semiconductor industry is currently experiencing a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have led to lower sales and earnings for our business. We have experienced order cancellations and rescheduled deliveries from our customers as a result of this downturn. In the front-end segment, we are able to reduce manufacturing costs in a market downturn because we outsource a substantial portion of our manufacturing requirements and because a substantial part of our European workforce is composed of temporary contract employees, the number of which can be reduced as necessary. In the back-end segment, where we are highly vertically integrated, we are able to adapt to adverse market conditions by reducing headcount. Because we enjoy a cost advantage in our back-end operations due to the location of our manufacturing facilities and because we can efficiently reduce variable costs quickly in response to changes in market demand, a tightening market for our back-end products may present opportunities for market penetration.

         The high volatility in the semiconductor market is due, in part, to the uneven rate at which semiconductor devices are developed and the lack of synchronization between this rate of development and the rate at which new equipment and tools are developed to produce the advanced semiconductor devices. Presently, the industry is transitioning to new processes and materials and to a larger, 300mm wafer size from the current 200mm standard. This transition requires equipment providers to develop entirely new sets of tools and presents to us an opportunity to displace existing suppliers to major semiconductor fabricators.

Results of Operations

         Net Sales. The market for semiconductor equipment weakened substantially in 2001. Our consolidated net sales for the three months ended September 30, 2001 decreased 59.0% to €102.0 million compared to €248.7 million in the same period in 2000, and for the nine months ended September 30, 2001 decreased 31.8% to €455.8 million compared to €668.3 million in the same period of 2000.

         The decrease in net sales reflects the impact of the severe downturn in the semiconductor industry, as semiconductor manufacturers further delayed purchases and cut capital spending, thus reducing the demand for semiconductor equipment during this period to far below earlier expectations.

         Gross Profit. Our consolidated gross profit margin for the three months ended September 30, 2001 decreased to 35.9% of net sales from 45.4% for the same period in 2000. For the nine months ended September 30, 2001 the gross profit margin decreased to 40.5% of net sales from 44.2% of net sales for the same period in 2000. The decrease is the result of the lower sales volumes and the related underutilization of our manufacturing capacity.

         Selling, General and Administrative. Selling, general and administrative expenses for the three months ended September 30, 2001 decreased 30.6% to €26.8 million from €38.6 million for the same period in 2000, and for the nine months ended September 30, 2001 decreased 20.0% to €85.8 million from €107.2 million for the same period in 2000. As a percentage of net sales, selling, general and administrative expenses increased to 26.3% for the three months ended September 30, 2001 from 15.5% for the same period in 2000, and increased to 18.8% for the nine months ended September 30, 2001 from 16.0% for the same period in 2000. The decrease in selling, general and administrative expenses was primarily due to reduced bonus and incentive expense, lower sales commissions resulting from the sharp decline in sales compared to the prior period and the effect of our expense reduction program enacted in response to current market conditions. The expense reduction program includes a temporary reduction in management salaries and a hiring freeze.

         Research and Development. Research and development expenses for the three months ended September 30, 2001 increased 6.8% to €19.9 million or 19.5% of net sales from €18.7 million or 7.5% of net sales in same period in 2000, and for the nine months ended September 30, 2001 increased 15.6% to €58.7 million or 12.9% of net sales from €50.7 million or 7.6% of net sales in the same period in 2000.

         The amount of research and development credits offset against research and development expenses was €2.5 million in the nine months ended September 30, 2001 and €1.5 million in the same period of 2000. We focused our investment in research and development on the equipment and products for the next generations of semiconductor devices. In our front-end, these investments were concentrated on high-k dielectrics, low-k dielectrics, ALCVD, 300mm applications and the Levitor RTP system. Research and development in back-end is concentrated on performance improvements and new products such as our next generation, high speed integrated circuit die bonders for 300mm and 200mm wafers and our high precision, eutectic solder process bonder for flip chip packaging applications. Despite our lower sales levels, we have kept our research and development expenditures at a high level in 2001 and are investing heavily in the research and development of new generation technology.

         Amortization of Goodwill. The amortization of goodwill was €1.9 million in the three months ended September 30, 2001 and €1.9 million in the comparable period in 2000 and increased to €5.7 million in the nine months ended September 30, 2001 from €2.3 million in the same period of 2000. This increase relates to the amortization of goodwill resulting from the acquisition of an additional 4.7% interest in ASM Pacific Technology in the beginning of the third quarter of 2000.

         Net Interest and Other Financial Income (Expenses). Net interest and other financial (expenses) income for the three months ended September 30, 2001 changed to a net expense of €0.9 million from a net income of €0.9 million in the same period of 2000, and for the nine months ended September 30, 2001 changed to net expenses of €0.3 million from a net income of €0.3 million in the same of period of 2000. The net interest and other financial income in the third quarter of 2000 resulted from a small net interest expense and transaction exchange gains resulting from the increase of the United States dollar and Hong Kong dollar versus the euro, our reporting currency. The net interest expense in the third quarter of 2001 was the result of increased borrowing during that quarter due to decreased cash flow from operations and a small foreign exchange loss.

         Income Taxes. We recorded a tax income of €0.5 million for the three months ended September 30, 2001 compared to a tax expense of €7.1 million for the same period in 2000, and a tax expense of €6.5 million for the nine months ended September 30, 2001 compared to a tax expense of €17.6 million for the same period in 2000. The reduced income taxes reflect our reduced net income.

         Net Earnings (Loss). We recorded a net loss of €12.7 million for the three months ended September 30, 2001, compared to net earnings of €27.6 million for the same period in 2000. Our net earnings for the nine months ended September 30,2001 decreased 75.8% to €15.1 million, compared to €62.6 million for the same period in 2000. Net earnings in the nine months ended September 30, 2000 were reduced by a non-recurring charge for the cumulative effect of a change in accounting principle of €3.8 million due to the adoption of new accounting guidelines for revenue recognition. The reduced net earnings in the 2001 periods reflect the sharp decrease in our sales and the softening demand for our products resulting from the current substantial downturn in the semiconductor market.

Outlook

         The current outlook in the industry is that the overall market for semiconductors and the related demand for capital equipment will, at the earliest, recover in the second half of 2002.

         Based on the resulting very low levels of customer short-term commitments we need to take aggressive steps to reduce the cost levels of our operations. We have already taken initial measures that reduce the total staffing levels in our front-end and our back-end operations by as much as 10-15%. We are also developing additional plans that will reduce our break-even point further without permanently damaging our strategically important technology programs.

         Based on the above, we anticipate slightly lower sales levels for the fourth quarter of 2001 when compared to the third quarter of this year and a continued loss for the quarter. For the fiscal year 2001, we expect our net earnings from continuing operations to be about break-even.

         The previously announced 300 mm orders scheduled for delivery in the first half of 2002 remain on target and may result in a small increase in net sales levels from the year-end levels if market conditions do not deteriorate further over the next few months.

         We are confident our front-end strategies in 300 mm, low-k, SiGe and copper will support ASM when the industry recovers. At such point in time, ASM Pacific Technology Limited will benefit from its established position as a leading supplier of a full spectrum of innovative back-end products.

         For the long-term, we strongly believe that our firm commitments in research and development, our readiness in new technologies and recent strategic partnerships provide us with a broad basis for long-term market share gains. However, if the semiconductor market should continue to decline, semiconductor manufacturers may reduce or delay capital expending further, which would reduce our sales and adversely affect our results of operations.

Backlog

         New orders received in the nine months ended September 30, 2001 decreased 72.3% to €254.6 million from €919.5 million during the same period of 2000. Overall backlog at September 30, 2001 was €144.5 million, a 14.9% decrease from €169.8 million at June 30, 2001 and a 58.2% decrease compared to the backlog of €346.0 million at December 31, 2000. Our book-to-bill ratio was 0.75 for the quarter ended September 30, 2001, compared to 0.59 for the quarter ended June 30, 2001 and compared to 1.39 for the quarter ended September 30, 2000. In the second and third quarter of 2001, we received several orders for new 300mm equipment from customers for delivery in the first half of 2002. These orders are included in the current backlog.

         Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to one year. In some markets, such as Japan, it is common practice for letters of intent to be used in place of firm purchase orders. Under specific circumstances, customers can cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers’ requirements. Depending on the complexity of an order, we generally ship our products from one to six months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number. Rescheduled deliveries are included in backlog if they have a firm delivery date.

Liquidity and Capital Resources

         Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and the arrangements governing our current indebtedness, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements.

         At September 30, 2001, our available principal sources of liquidity consisted of €96.0 million in cash and cash equivalents and €109.7 million in undrawn bank lines. Approximately €81.8 million of the cash and cash equivalents and €40.6 million of the undrawn bank lines are restricted to use in our back-end operations. In addition, we have an equity line of credit with Canadian Imperial Holdings, Inc. (CIHI) pursuant to which we may sell up to an aggregate of $65.0 million of newly issued common shares to CIHI from time to time over a two-year period ending July 2002. We may sell up to $10.0 million of our common shares as often as every five business days, subject to certain volume restrictions based on weekly trading volume. The purchase price of the shares is equal to 95.5% of the simple average of the daily volume weighted average sale price during the five trading days preceding the date of sale. We registered 4,581,498 of our common shares with the SEC for offer and sale pursuant to the equity line. CIHI is under no obligation to purchase our common shares under the equity line if effectiveness of our registration statement is withdrawn, certain conditions precedent to the equity line are not satisfied or certain covenants are not complied with.

         During the nine months ended September 30, 2001, we generated net cash flows from operating activities of €32.0 million, compared to €103.0 million for the same period in 2000. The decrease was primarily the result of lower earnings and, to a lesser extent, higher inventories and a lower level of outstanding payables.

         During the nine months ended September 30, 2001, we invested €53.8 million in capital equipment and facilities, particularly in our new 300mm A412 assembly and testing facility in the Netherlands, and new clean rooms in the United States and Japan. We expect capital expenditures for the fourth quarter of 2001 will be approximately €15.0 million. Our capital expenditure commitments at December 31, 2000 were €15.0 million, and at September 30, 2001 were €3.4 million.

         Net cash provided by financing activities was €6.3 million in the nine months ended September 30, 2001. During that period, we repaid €54.9 million of long-term debt and received proceeds of €2.1 million from new long-term loans. On June 27, 2001 we entered into a €90.0 million multicurrency revolving facilities agreement with a consortium of banks to be utilized solely for our front-end operations in Europe and the United States. We cannot use any funds under this facility to finance back-end operations. The loan consists of two facilities of €45.0 million each. Advances bear interest at a per annum rate equal to LIBOR or EURIBOR, depending on the currency drawn, plus 80 to 160 basis points for the first facility of €45.0 million and 100 to 180 basis points for the second facility of €45.0 million, in each case depending on our solvency ratio at the time. The term of the first facility is one year and the term of the second facility is 18 months. The loan facility contains certain financial covenants with respect to solvency ratio and interest coverage ratio. The loan facility is secured by a portion of our shareholding in ASM Pacific Technology which varies depending on the market price of the ASM Pacific Technology common shares on the Hong Kong stock exchange and, depending on such price, could include all of our shareholding. On July 2, 2001 we repaid €41.3 in long-term debt to Canadian Imperial Bank of Commerce and €9.0 million for short-term bridge loans from advances from this facility. At September 30, 2001, the amounts outstanding under this facility were $58.0 million and €6.0 million. The per annum interest rates on the advances are LIBOR plus 100 basis points for the first facility and LIBOR and EURIBOR plus 120 basis points for the second facility.

         We finance the operation of our front-end business from operating cash flows and from borrowings. We support borrowings of our front-end subsidiaries with guarantees. We have also granted security interests in our land and buildings and our shareholdings in ASM Pacific Technology to secure front-end borrowings.

ASM Pacific Technology Limited

         Our back-end operations, which are conducted through our 54.6%-owned subsidiary, ASM Pacific Technology, are entirely self-financed by ASM Pacific Technology. However, the earnings, cash resources and borrowing capacity of ASM Pacific Technology are not available to our front-end operations due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASM Pacific Technology common shares are listed.

         We rely on dividends from ASM Pacific Technology for a portion of our cash flow for use in our front-end operations. Cash dividends received from ASM Pacific Technology during 1998, 1999, 2000 and the first three quarters of 2001 were €5.9 million, €6.2 million, €15.4 million and €35.7 million, respectively.

         Although three of the six directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

         The directors of ASM Pacific Technology owe their fiduciary duties to that company, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all three of the affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction. In addition, the independent directors of ASM Pacific Technology and the shareholders other than ASM International and its affiliates must approve transactions involving both entities. Therefore, while our interests and the interests of ASM Pacific Technology may be aligned to the extent we are both part of the same corporate group, there can be no guarantee that the directors of ASM Pacific Technology will not take any actions that could be detrimental to us.

         As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology.

Subsequent events

         On May 23, 2001, our shareholders approved a resolution amending our articles of association which changed the par value of common shares to €0.04 per share and increased the number of authorized common shares to 110,000,000. This change was effective October 31, 2001.

         In October 2001, the Company entered into a strategic alliance with and made an equity investment in NuTool, Inc., a privately owned semiconductor equipment company. We have made an initial equity investment of $3.0 million in this California-based company that is a provider of innovative copper deposition technologies. We have agreed to invest an additional $15.0 million by January 21, 2002, giving us a total equity interest of approximately 15.0%, in NuTool, Inc.

         NuTool’s unique, patented Electro Chemical Mechanical Deposition (ECMD™) process offers new process solutions for copper deposition and planarization. By integrating ASMI’s low-k and atomic layer deposition technologies with NuTool’s ECMD™, we believe the two companies can offer an innovative alternative for copper metallization that enhances opportunities for capturing market share in the fast-growing copper market segment.

         In October 2001, the Company also entered into an exclusive and strategic technology and marketing agreement with Genitech, Inc., a privately owned Korean company, which provides an innovative, patented plasma-enhanced atomic layer deposition (PEALD) process for very high quality metal deposition. We believe Genitech’s copper Superfill technology complements our alliance with NuTool as well as builds on our own experience with atomic layer deposition. The agreement with Genitech includes a program for technology development through July 2004, exclusive sales and supply licenses and royalty agreements. The Company has committed $5.0 million in project funding for the technology development.

New Accounting Pronouncements

         In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. In the event the Company acquires goodwill subsequent to June 30, 2001 it will not be amortized. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle which is charged directly to retained earnings. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. The Company will adopt SFAS No. 142 in 2002 and, at that time, will stop amortizing goodwill that resulted from business combinations completed prior to the adoption of

SFAS No. 141. Goodwill is currently being amortized at approximately €7,700 annually and will have an expected net carrying value of approximately €61,980 at the date of adoption of this standard. The Company is currently evaluating the provisions of SFAS No. 142 and has not yet determined the effect that adoption of this standard will have on this unaudited consolidated interim financial information.

         In August 2001, the FASB issued FAS 143, “Accounting for Asset Retirement Obligations.” The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The standard is effective for 2003. The Company is currently reviewing the requirements of this new standard and expects that this standard will not have a material impact on the Company’s financial position or results of operations.

         In October 2001, the FASB issued FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Statement 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The standard is effective for 2002 and generally is to be applied prospectively. The implementation of this standard is not expected to have a material impact on the company’s financial position or results of operations.

MARKET RISK DISCLOSURE

Currency

         We are exposed to currency fluctuations, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the euro. To the extent that these fluctuations affect the value of our investments in our affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in shareholders’ equity and for the nine months ended September 30, 2001, we realized a favorable adjustment of €1.0 million.

         Currency fluctuations that affect operating cash flows are hedged as a policy. We view exposures on a consolidated basis and sell off or cover excess or short positions, using spot or forward contracts which are entered into with commercial banks of good standing. The operations of our subsidiaries are generally financed with debt issued in the currency of the country which our subsidiaries are located. Thus, we believe we do not have significant currency exposure related to our borrowings.

Interest Rates

         A portion of our outstanding debt bears interest at variable rates. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. Therefore, an increase in the average interest rate by one percentage point on the portion of our debt bearing interest at variable rates would result in an annual increase in interest expense of approximately €0.9 million at September 30, 2001 borrowing levels.

Euro

         The Netherlands, our country of domicile, is one of the countries that participates in the use of the euro, the new currency unit that has been available since January 1, 1999. Until January 1, 2002, the participating countries will allow both the euro and local currencies as legal tender. Our European operations will therefore use the euro as their functional currency as soon as possible after January 1, 2002. The actual adoption of the euro is not critical for our business but will depend on availability of reliable software for accounting, payroll and other internal functions and will be achieved over a period of time, but before 2002. The adoption of the euro as the functional currency will not significantly affect our currency profile or risk, as the euro has a fixed exchange risk against the Netherlands guilder.

DESCRIPTION OF SHARE CAPITAL

         Set forth below is a summary of some relevant provisions of our Articles of Association and Netherlands law in effect as of October 31, 2001. This summary does not purport to be complete and is qualified in its entirety by reference to the full Articles of Association. The full text of the Articles of Association is available, in Dutch and English, at our principal executive offices in Bilthoven, the Netherlands.

Shares

         As of October 31, 2001, we had 110,000,000 shares of €0.04 par value common shares, 118,000 shares of €40 par value preferred shares and 8,000 shares of €40 par value financing preferred shares authorized, of which 49,049,830 common shares and no preferred or financing preferred shares were outstanding. There are currently no preferred or financing preferred shares issued. All shares have one vote per €.04 par value, except for shares we or our subsidiaries own, which have no voting rights. Common shares and financing preferred shares are issued only upon full payment for the shares.

         Preferred shares may be issued against partial payment of at least 25% of par value, subject to our right to demand payment of the remaining par value. Our management board must follow special rules established in our Articles of Association to issue and grant the right to subscribe for or to repurchase preferred shares. Generally, these rules require that, if the management board has been authorized by the general meeting of shareholders to issue shares, subject to the approval of the supervisory board, and the management board issues preferred shares, it must call a shareholders’ meeting within four weeks after the issuance to explain the motives for issuing preferred shares, unless the motives were given at a prior shareholders’ meeting. However, the management board must receive prior consent of shareholders for any issuance of preferred shares in the aggregate in excess of 100% of the aggregate par value of issued common shares. In addition, if the management board has issued preferred shares without the prior consent of the general meeting of shareholders, it must convene a meeting within two years for the shareholders to act upon a proposal to repurchase or cancel the preferred shares. If not accepted by the shareholders, this proposal must be submitted to the shareholders every two years thereafter.

         Pursuant to the procedure in the Articles of Association, the management board provided the shareholders during the annual general meeting of shareholders held on May 28, 1997 with information regarding our grant to Stichting of a right to acquire preferred shares having a maximum aggregate par value of 50% of the aggregate par value of all common shares outstanding as of the date of exercise of such right. The object of Stichting is to own and vote our preferred shares in order to maintain our continuity. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interests. In accordance with the applicable regulations of the Euronext Amsterdam stock exchange, Stichting is managed by majority vote of a five-person board, not more than two of which (Directors A) may be officers of ASM International and at least three of which (Directors B) must be independent from ASM International. Directors A are appointed by our management board, subject to approval of our supervisory board, from among our management and supervisory boards. Directors B must be independent from us and are appointed by the board of Stichting, subject to approval of our management board with the consent of our supervisory board.

         Financing preferred shares are designed to allow us to finance equity with an instrument paying a dividend linked to government bonds without the dilutive effects of issuing additional common shares. We anticipate that these shares will be issued, if at all, primarily to eligible corporate investors interested in the Netherlands participation exemption. The exemption allows certain corporate investors who own 5% or more of our capital to receive dividends and capital gains exempt from Netherlands corporate tax.

         Preferred and financing preferred shares are issued in registered form only and are subject to transfer restrictions. Essentially, a preferred or financing preferred shareholder must obtain the approval of our supervisory board to transfer shares. If the approval is denied, the supervisory board will provide a list of acceptable prospective buyers who are willing to purchase the shares at a cash price to be fixed by consent of the supervisory board and seller within two months after the approval is denied. If the transfer is approved, the shareholder must complete the transfer within three months, at which time the approval expires.

         The issuance of preferred and financing preferred shares may have the effect of delaying, deferring or preventing a change of control of ASM International without further action by the shareholders, may discourage bids for our common shares at a premium over the market price of the common shares and may adversely affect the market price and voting or other rights of the holders of common shares. At present, we have no plans to issue any of the preferred or financing preferred shares.

Dividends

         Dividends may be paid out of annual profits shown on our annual accounts, as adopted by our general meeting of shareholders, and/or out of existing reserves that are distributable in accordance with Netherlands law. At its discretion, however, subject to statutory provisions, our management board may, with prior approval of our supervisory board, distribute, in either shares or in cash, one or more interim dividends on shares before the annual accounts for any fiscal year have been adopted by the general meeting of shareholders, but only to the extent of our profits. Dividends may only be paid to the extent that our shareholders’ equity exceeds the amount of the paid up portion of our share capital, and also the portion of our share capital that has been called for payment by our management board, plus the reserves that may not be distributed. We have not previously paid dividends on our common shares. We intend to retain any earnings for use in the business and therefore do not anticipate paying any cash dividends on common shares in the foreseeable future.

         Distributions and dividends must be made within 14 days of the date we declare the distribution or dividend and, when certificates for the relevant shares have been issued, will be paid in the currency used in the country where our shares with our consent are traded on a stock exchange. The right to any dividends and cash distributions lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available and thereafter revert back to us.

         Preferred shareholders, if any, have a preferred right to any distribution from our profits over the other classes of shares. If we had a net loss for the year, the distribution on the preferred shares would be charged to the reserves.

         After any distribution to preferred shareholders, we may pay a dividend to the financing preferred shareholders, if any. If the profits are insufficient to cover the dividend, we may charge the reserves. Such dividend must be equal to a percentage of the par value of the financing preferred shares plus any premium paid at subscription for those shares. The percentage must be related to the average effective return on Dutch government bonds with a weighted average remaining life of no more than ten years, as determined by our management board with approval of the supervisory board, which percentage is calculated as provided in our Articles of Association and increased or decreased by no more than three percent. After the life of the government bonds as aforesaid expires, the financing preferred dividend will be based on the current average effective return of government bonds of a weighted average remaining life of no more than ten years. If we withdraw or repurchase the financing preferred shares, we will make any distribution to the previous shareholders calculated on a pro-rata basis from the time of the last distribution.

         Dividends on outstanding preferred shares and on outstanding financing preferred shares are cumulative to the effect that if in any year no dividend is paid on preferred shares, the dividend must be paid in the following year before any dividends are paid on financing preferred shares or common shares. In addition, if in any year no dividend is paid on financing preferred shares, the dividend must be paid in the following year after the dividend on preferred shares but before the dividend on common shares. There are no preferred shares and no financing preferred shares currently outstanding.

         After any distributions have been made to any preferred or financing preferred shareholders, our management board, with the approval of the supervisory board, may set aside part of the profits as reserves. Any amounts remaining thereafter are at the disposal of the general meeting of shareholders. These distributions on common shares may be made in cash, common shares, or a combination of both.

Shareholder Powers

         Appointment of Supervisory Board and Management Board. Our supervisory board and management board are appointed by the general meeting of shareholders from a binding nomination prepared by the supervisory board, which has at least two candidates for each vacancy. The general meeting of shareholders must follow the nomination by the supervisory board but may appoint another candidate of its choosing, provided that such other candidate is chosen by a shareholders’ resolution adopted by a two-thirds majority of the votes cast, representing more than 50% of our issued share capital. The term of office of each member of the supervisory board is generally four years but can be shorter, and expires in the year he or she attains the age of 72. Members of the supervisory board can be re-elected twice. There is no term limitation for management board members.

         Shareholders do not have cumulative voting rights. This means the shareholders controlling more than 50% of the voting power represented in person or by proxy and voting on the issue of election of directors at a general meeting have the power to elect all the directors, subject to the binding nomination rights of the supervisory board.

         General meetings of shareholders. We hold our general meetings of shareholders at least once a year, not later than six months after the end of the fiscal year. Although we are exempt from certain of the SEC’s proxy rules under the Securities Exchange Act of 1934, as amended, we solicit proxies from our United States shareholders in connection with shareholders meetings.

         Other general meetings of shareholders are held as often as deemed necessary by the supervisory board or the management board or if one or more shareholders or other persons entitled to attend the general meeting of shareholders jointly representing at least 10% of the issued share capital make a written request to that effect to the supervisory board or the management board specifying in detail the business to be dealt with.

         Meetings of holders of preferred and financing preferred shares may be held at their discretion or as called by the management or supervisory boards. These meetings permit the class of shareholders to decide issues that do not involve the other classes. Unanimous approval of all such shareholders is required at meetings for which prior notice of the time, place, and subjects to be discussed has not been given. Preferred and financing preferred shareholders may also take action without a meeting by unanimous written consent in favor of a proposal, if the management and supervisory boards have been given the opportunity to give advice about the proposal. Common shareholders may not act without a meeting.

         Actions at our shareholders’ meetings may generally be taken by affirmative vote of the majority of the shareholders present in person or by proxy. In general, our Articles of Association do not require a minimum quorum to conduct business at our shareholders’ meeting. Certain actions, however, such as dismissal of a member of the management board or the supervisory board, may only be taken by affirmative vote of at least two thirds of the votes cast, which majority must represent in the aggregate at least half of the issued share capital, unless the dismissal has been proposed by the supervisory board. Also, certain actions, such as an amendment to the Articles of Association or dissolution of ASM International, may only be taken upon a proposal by the management board and the supervisory board.

         In the case of a vote to appoint a person to office, the Articles of Association provide for a second ballot if no nominee receives a majority of the votes. If no nominee receives a majority on the second ballot, the Articles provide a procedure for a run-off ballot. If no decision is reached because the same number of votes is cast on the run-off ballot, the appointment is decided by drawing lots. In the case of a tie on subjects other than appointments, the proposal will be rejected.

         Shareholders have the power to reduce the outstanding capital by canceling shares or by reducing the par value of the shares in an amendment to the Articles of Association. If the reduction of capital would impair a group or class of shareholders, the decision thereto also requires such approval from that impaired group. If less than half of the issued shares are represented at a shareholders meeting, adoption of such a decision requires approval of two-thirds of the relevant votes cast.

Adoption of Annual Accounts

         Our auditors must be appointed by the general meeting of shareholders. After appointment, the auditors report to the supervisory board and the management board; however, the balance sheet, the income statement and the notes thereto are subject to revisions and final adoption by the shareholders.

         Annually, our consolidated statutory accounts are submitted to the general meeting of shareholders for adoption. Our Articles of Association provide that after the proposal to adopt the annual accounts has been addressed by the general meeting, it shall be proposed to the general meeting to discharge the management board and the supervisory board from liability for the performance of their respective duties for the past financial year. Under Netherlands law, this discharge is not absolute and will not be effective as to matters not disclosed to the shareholders.

Liquidation Rights

         In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed first to the preferred shareholders and then to the financing preferred shareholders to the extent of the amount paid for such shares, if any. Holders of common shares are entitled to receive, in the event of our liquidation, prorated distributions of assets after satisfaction of liabilities to creditors and preferred and financing preferred shareholders.

Issues of Shares; Preemptive Rights

         Our management board has the power to issue, set the price and determine other conditions to the issuance of common, preferred and financing preferred shares if and to the extent that it has been authorized for this purpose by the general meeting of shareholders. The class of shares that will be affected negatively by a shareholder resolution to issue shares or a shareholder resolution to give our management board the power to issue shares must approve such a resolution. A resolution authorizing the management board to issue, set the price and determine other conditions of the issuance of shares was approved at the 2001 annual general meeting of shareholders for a period of eighteen months beginning May 23, 2001. The management board, however, can only authorize an issuance, including the price and other conditions thereof, with the approval of the supervisory board.

         Common and financing preferred shareholders have a pro rata preemptive right to any newly issued common shares and financing preferred shares and any rights or options to acquire such shares in proportion to the shareholders’ percentage ownership, unless issued for a contribution other than cash or in the case of common shares issued to our employees or our affiliates’ employees. The management board has been authorized for a period of eighteen months beginning May 23, 2001 to limit or exclude such pre-emptive rights.

         The preemptive rights described above apply to the issuances of rights to subscribe for common shares and financing preferred shares.

         There are no conversion rights or sinking fund provisions with respect to our shares.

Repurchase and Cancellation of Shares

         We may repurchase our shares, subject to compliance with certain Netherlands law requirements, and provided the aggregate par value of the shares we acquire, hold or hold in pledge and which are held by subsidiaries at any one time amounts to no more than one-tenth of our issued share capital. Shares we own are not counted in any vote of the shareholders. Any resolution to repurchase our shares must be adopted by the management board, which must be authorized by the general meeting of shareholders. On May 23, 2001, the general meeting of shareholders authorized the management board, for a period of eighteen months to repurchase up to 10% of our issued share capital. We may resell shares we have purchased, subject to approval of the supervisory board. As of September 30, 2001, we own no shares.

Stock Option Plan

         For a description of our stock option plan, see Note P of the notes to our consolidated financial statements included in Form 20-F for the year ended December 31, 2000.

Limitations on Right to Hold or Vote the Common Shares

         There are currently no limitations imposed by Netherlands law or by our Articles of Association on the right of non-resident owners to own, hold or vote the common shares.

Transfer Agent and Registrar

         Of our 49,049,830 common shares outstanding as of October 31, 2001, 9,042,039 shares are registered with us in the Netherlands, 12,521,469 shares are registered with our transfer agent in the Netherlands, ABN AMRO Bank N.V., and 27,486,322 shares are registered with our transfer agent in the United States, Citibank, N.A., New York.

         In the Netherlands, our common shares can be issued as either bearer shares or registered shares at the option of the shareholder. Financing preferred shares and preferred shares must be registered shares. Only shares registered in the United States may be traded on The Nasdaq

National Market and only bearer shares may be traded on the Euronext Amsterdam stock exchange.

         Registered shares in the United States are recorded in book-entry form. Registered shares may be evidenced by certificates, but only if the relevant stock exchange upon which the shares are traded requires the issuance of a share certificate. Bearer shares are represented by certificates printed in Dutch with a dividend sheet attached without separate dividend coupons and talon. These certificates are known as CF-certificates and are available in denominations of 1, 10, 100, 10,000 and 100,000 common shares. The CF-certificates must remain deposited with an authorized custodian as referred to in the Dutch ‘Centrum voor Fondsenadministratie’ rules and may only be transferred through the book-entry transfer systems maintained by Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., or NECIGEF, Euroclear or Clearstream.

         The transfer of registered shares requires the written acknowledgment of the transfer from us, except when we are a party to the transfer or, in the case of registered shares in the United States, the acknowledgment of the United States transfer agent Citibank, N.A., New York.

         Bearer shares may be converted into registered shares, and vice versa at the request of the holder, subject to the rules and regulations to be set by our management board. A holder may convert bearer shares to registered shares by providing a written request and surrendering the bearer shares at the principal office of ABN AMRO Bank N.V., Herengracht 595, 1017 CE Amsterdam, the Netherlands. ABN AMRO Bank, N.V. will instruct Citibank N.A., New York to issue the former bearer shares as registered shares and to deliver the corresponding share certificates. Similarly, a holder may convert registered shares to bearer shares by presenting a written request and surrendering the registered shares to Citibank, N.A., New York. Registered shares registered in the United States may also be exchanged into shares in registered form registered with us and vice versa. A fee will be charged to shareholders for the exchange of registered shares for bearer shares, and for the reverse.

Obligations of Shareholders to Disclose Holdings and Transactions

         Under the 1996 Disclosure of Holdings Act (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) any person who, directly or indirectly, acquires or disposes of an interest in the capital or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area must give a written notice of such acquisition or disposal, if as a result of such acquisition or disposal the percentage of capital interest or voting rights held by such person falls within another percentage range as compared to the percentage range held by such person prior to such acquisition or disposal. The percentage ranges referred to in the 1996 Disclosure of Holdings Act are 0-5, 5-10, 10-25, 25-50, 50-66 2/3 and over 66 2/3. Regulations under the Dutch 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) regarding insider trading provide, among other things, for an additional notification duty for shareholders holding, directly or indirectly, an interest in more than 25% of the capital in a listed company. Such shareholders are obliged to notify the Securities Board of the Netherlands (Stichting Toezicht Effectenverkeer) of any and all transactions they enter into with respect to securities of a company in which they hold an interest of more than 25%. If a shareholder with more than a

25% interest is a legal entity and not an individual, the obligation is extended to the managing directors and supervisory directors of the legal entity.

         Notification in writing under the 1996 Disclosure of Holdings Act must be given to us and the Securities Board of the Netherlands, which will disclose the information as notified to the public by publication in a newspaper distributed throughout the member state or states of the European Economic Area in which we are officially listed on a stock exchange.

         Non-compliance with the obligations of the 1996 Disclosure of Holdings Act constitutes an economic offense, and may result in civil penalties including suspension of voting rights and administrative penalties.

CAUTIONARY FACTORS

Certain statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. The words “anticipate”, “believe”, “estimate”, “expect”, “objective”, and “think” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on our current views and assumptions and involve risks and uncertainties including those described below and other factors that may be disclosed from time to time in SEC filings or otherwise. Some or all of these factors may be beyond our control.

RISKS RELATED TO OUR INDUSTRY

         Our business could be adversely affected by the cyclical nature of the semiconductor industry.

         We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. The semiconductor industry is currently experiencing a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have resulted in lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted more than a year. Semiconductor manufacturers may contribute to these cycles by misinterpreting the conditions in the industry and over- or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

         Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, although we order materials and subassemblies in response to firm orders, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products which we cannot sell.

         Industry upturns have been characterized by abrupt increases in demand for semiconductor devices and equipment and production under-capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

         Our industry is subject to rapid technological change and we may not be able to forecast or respond to commercial and technological trends in time to avoid competitive harm.

         Our growth strategy and future success depend upon commercial acceptance of products incorporating technologies we are developing, such as atomic layer chemical vapor deposition, rapid thermal processing, low-k dielectrics and silicon germanium epitaxy. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

•	successful innovation of processes and equipment;

•	accurate technology and product selection;

•	timely and efficient completion of product design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	successful product performance in the field;

•	effective and timely product support and service; and

•	effective product sales and marketing.

         We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to the development of new technologies and products by our competitors. Our competitors may develop technologies and products that are more effective than ours or that may be more widely accepted. In addition, we may incur substantial unanticipated costs to ensure the functionality and reliability of our current and future products. If our products are unreliable or do not meet our customers’ expectations, then we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable, or additional service and warranty expense. We have experienced delays from time to time in the introduction of, and some technical and manufacturing difficulties with, some of our systems and enhancements. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product’s introduction and the commencement of volume production of that product. Any of these events could negatively impact our ability to generate the return we intend to achieve on our investments in new products.

         We face intense competition and potential competition from companies with greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

         We face intense competition in both the front-end and back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the front-end business include Applied Materials, Novellus, Tokyo Electron, and Kokusai. Our primary competitors in the back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand periodic downturns in the semiconductor industry;

•	compete more effectively on the basis of price and technology;

•	more quickly develop enhancements to, and new generations of products; and

•	more effectively retain existing customers and attract new customers.

         In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

         We believe that our ability to compete successfully depends on a number of factors, including:

•	our success in developing new products and enhancements;

•	performance of our products;

•	quality of our products;

•	ease of use of our products;

•	reliability of our products;

•	cost of owning our products;

•	our ability to ship products in a timely manner;

•	quality of the technical service we provide;

•	timeliness of the services we provide;

•	existing market and economic conditions; and

•	price of our products and our competitors’ products.

         Many of these factors are outside our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development of new products.

RISKS RELATED TO OUR BUSINESS

         Our quarterly revenues and operating results fluctuate due to a variety of factors, which may result in volatility or a decrease in the price of our common shares.

         Our quarterly revenues and operating results have varied significantly in the past and may vary in the future due to a number of factors, including:

•	cyclicality and other economic conditions in the semiconductor industry;

•	production capacity constraints;

•	the timing of customer orders, cancellations and shipments;

•	the length and variability of the sales cycle for our products;

•	the introduction of new products and enhancements by us and our competitors;

•	the emergence of new industry standards;

•	product obsolescence;

•	disruptions in sources of supply;

•	our ability to time our expenditures in anticipation of future orders;

•	our ability to fund our capital requirements;

•	changes in our pricing and pricing by our suppliers and competitors;

•	our product and revenue mix;

•	seasonal fluctuations in demand for our products;

•	exchange rate fluctuations; and

•	economic conditions generally or in various geographic areas where we or our customers do business.

         In addition, we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our operating results from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our operating results for that period. Further, our need to continue expenditures for research and development and engineering make it difficult for us to reduce expenses in a particular quarter even if our sales goals for that quarter are not met. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of a sales shortfall on our operating results. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our earnings and our financial position.

         As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

         Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our earnings.

         Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product’s performance and compatibility with the customer’s requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. Longer sales cycles require us to invest significant resources in attempting to make sales and delay the generation of revenue.

         Long sales cycles also subject us to other risks, including customers’ budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customers’ purchase decisions. The time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

         Our reliance on a primary supplier could result in disruption of our operations.

         We outsource a substantial majority of the manufacturing of our front-end vertical furnaces to a single supplier, Philips High Tech Electronics Group (formerly Philips Machinefabrieken Nederland B.V.) based in the Netherlands. Purchases from Philips represented approximately 16.0% of our total cost of sales in the front-end segment in the first three quarters of 2001. In addition, we rely on other sole-source suppliers for various components of our front-end business products. If Philips or any other sole source supplier becomes unable to deliver products to us for any reason, including natural disaster, labor unrest or supply chain management problems, we may be unable to fill customer orders on a timely basis, if at all, which could negatively affect our financial performance and reputation.

         We derive a significant percentage of our revenue from sales to a small number of large customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, our revenues would be reduced and our financial results would suffer.

         Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for approximately 14.2% of our net sales in 2000. No single customer accounted for more than 7.0% of our net sales in the first three quarters of 2001. Our ten largest customers accounted for approximately 45.2% and 36.8% of our net sales in 2000 and the first three quarters of 2001, respectively. Sales to these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

         We may need additional funds to finance our future growth, and if we are unable to obtain such funds, we may not be able to expand our business as planned.

         In recent years, we have experienced severe capital constraints that adversely affected our operations and ability to compete. We may require substantial additional capital to finance our future growth and fund our ongoing research and development activities beyond 2001. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

         If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, may not be available on terms acceptable to us

         Although we are a majority shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

         ASM Pacific Technology Limited is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of September 30, 2001,

we owned 54.6% of ASM Pacific Technology through our wholly-owned subsidiary, ASM Netherlands Antilles N.V., a Netherlands Antilles company, and the remaining 45.4% was owned by the public.

         Although three of the six directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interests.

         In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we can approve the payment of dividends, but cannot compel their payment or size. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Since a portion of our cash flows are derived from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would have a negative impact on the cash position of our front-end segment for that year. Cash dividends received from ASM Pacific Technology totaled €5.9 million, €6.2 million, €15.4 million and €35.7 million in 1998, 1999, 2000 and the first three quarters of 2001, respectively.

         The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all three of the affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction.

         As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology in a transaction requiring a shareholder vote.

         Because the costs to semiconductor manufacturers of switching from one semiconductor equipment supplier to another can be high, it may be more difficult to sell our products to new customers which could limit our growth in sales and market share.

         We believe that once a semiconductor manufacturer has selected a supplier’s equipment for a particular product line, that manufacturer generally continues to rely on that supplier for future equipment requirements, including new generations of similar products. Changing from one equipment supplier to another is expensive and requires a substantial investment of resources by the customer. Accordingly, it is difficult to achieve significant sales to a customer currently using another supplier’s equipment. Our inability to sell our products to potential customers who currently use another supplier’s equipment could adversely affect our growth in revenue and market share.

         Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from challenges by third parties.

         Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third party infringements, or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

         In addition, monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the Netherlands and the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology as their own, our ability to compete effectively could be harmed.

         We are dependent upon our worldwide sales and operations; economic, political, military or other events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

         We market and sell our products and services throughout the world. We have assembly facilities in the Netherlands, Finland, the United States, Japan, Hong Kong and Singapore, and manufacturing facilities in China and Malaysia. We are subject to risks inherent in doing business internationally. In particular, the September 11, 2001 attacks in New York and Washington, D.C. disrupted commerce throughout the United States and other parts of the world. The continued threat of similar attacks throughout the world and the military action taken by the United States and other nations may cause significant disruption to commerce throughout the world. To the extent that such disruptions further slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and results of operations could be materially and adversely affected. We are unable to predict whether the threat of new attacks or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations or financial condition.

         We are subject to other risks related to international business, including:

•	unexpected changes in regulatory requirements;

•	fluctuations in exchange rates and currency controls;

•	political and economic conditions and instability;

•	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	difficulty in protecting intellectual property rights in some foreign countries;

•	limited ability to enforce agreements and other rights in some foreign countries;

•	longer accounts receivable payment cycles in some countries; and

•	business interruption and damage from natural disasters.

         In particular, our operations in China are subject to the economic and political uncertainties affecting that country. For example, the Chinese economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has recently been slowing. This growth may continue to decrease and any slowdown may have a negative effect on our business.

         We may not be able to recruit or retain qualified personnel or integrate qualified personnel into our organization. Consequently, we could experience reduced sales, delayed product development and diversion of management resources.

         Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient personnel to manage that growth and may not be able to attract the personnel needed. We do not maintain insurance to protect against the loss of key executives or employees. Further, we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates. Our future growth and operating results will depend on:

•	our ability to continue to broaden our senior management group;

•	our ability to attract, hire and retain skilled employees; and

•	the ability of our officers and key employees to continue to expand, train and manage our employee base.

         In response to current market conditions, we have enacted a hiring freeze and have reduced personnel. Although we are not currently focused on attracting new key personnel, we have in the past experienced the intense competition for skilled personnel during market expansions and believe competition will again be intense when the semiconductor market rebounds. Consequently, we generally attempt to minimize reductions in skilled personnel as a reaction to industry downturns, which reduces our ability to lower costs by payroll reduction. We continue to monitor market and economic developments and are ready to implement further measures if circumstances warrant.

         Our operational results could be negatively impacted by currency fluctuations.

         As of January 1, 1999, the Netherlands, the location of our international headquarters, adopted a second legal currency, the euro, in addition to the Netherlands guilder. The euro will become the sole currency of the Netherlands on January 1, 2002. On December 31, 1998, the European Economic and Monetary Union permanently fixed the exchange rate of the Netherlands guilder to the euro at 1.00 euro to 2.20371 Nlg.

         Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our consolidated financial statements, are expressed in euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates. These net translation exposures are taken into account in determining shareholders’ equity.

         In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in United States dollars, euros and Japanese yen for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and operating results will be subject to additional foreign exchange rate fluctuations.

         Although we monitor our exposure to currency fluctuations, these fluctuations could negatively impact our earnings, cash flow and financial position.

         Claims or litigation regarding intellectual property rights could seriously harm our business or require us to incur significant costs.

         In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which would have an adverse effect on our business, financial condition and operating results.

         Any claims that our products infringe proprietary rights would force us to defend ourselves and possibly our customers or suppliers against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of whether they are successful, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could force us to do one or more of the following, any one of which could severely harm our business:

•	forfeit our proprietary rights;

•	stop manufacturing or selling our products that incorporate the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all or may involve significant royalty payments;

•	pay damages, including treble damages and attorney’s fees in some circumstances; or

•	redesign those products that use the challenged intellectual property.

         In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, Inc. pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return, we agreed to pay Applied Materials $80.0 million and to grant it a worldwide, non-exclusive license to use a number of our patents that we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents. In addition, the settlement agreement includes covenants for limited periods during which the parties will not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. The covenants last for different periods of time for different products and have already expired as to some products. Applied Materials can file new litigation after these covenants expire. Also, litigation between the parties on other matters or the operation of the settlement agreement itself could occur. Future litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and our financial position.

         If our products are found to be defective, product liability claims may be asserted against us and we may not have sufficient liability insurance or resources available to satisfy such claims.

         One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations.

         Product liability claims may be asserted with respect to our products. Although we currently have product liability insurance, we cannot assure you that we have obtained sufficient insurance coverage, that we will have sufficient insurance coverage in the future or that we will have sufficient resources to satisfy any product liability claims.

         Environmental laws and regulations may expose us to liability and increase our costs.

         Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. A proposal of the European Commission, which has been approved by the European Parliament in principle would result in “take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. A further proposal of the European Commission forming part of the approved package provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. Those proposals, if adopted, could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials. Our customers may require us to conform to the proposed new standards in advance of their adoption by the European Commission.

         As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

         Although we currently are a majority shareholder of ASM Pacific Technology, we may not be able to maintain our majority interest, which, if other circumstances are such that we do not control ASM Pacific Technology, would prevent us from consolidating its results of operations with ours; moreover, if we cease to own 50.1% of its shares we would be in default under our revolving credit facility. Either of these events would have a significant negative effect on our consolidated earnings from operations and liquidity.

         We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, a portion of the results would be reflected as a separate line-item called “income from minority interest” in our consolidated statements of operations. In addition, a decrease in our equity ownership interest in ASM Pacific Technology below 50.1% is an event of default under our €90.0 million revolving credit facility. These events would have a significant negative effect on our consolidated earnings from operations and liquidity. We maintain our majority interest in ASM Pacific Technology by purchasing shares on the open market from time to time as necessary. ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of five percent of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees as an incentive. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. In addition, our controlling interest could be diluted if ASM Pacific Technology issues additional equity. Although we intend to continue to purchase shares of ASM Pacific Technology in the open market as necessary to maintain our majority interest, we could lose our majority position if there is an insufficient number of shares available for purchase, if we fail to purchase shares in a timely manner or if we do not have sufficient financial resources to purchase shares when necessary.

         Our directors and officers control approximately 25% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of directors, and may make it more difficult for a shareholder group to remove or elect directors not supported by management.

         Our directors and officers controlled approximately 25% of our voting power as of September 30, 2001. Accordingly, in the event they were to vote together in connection with matters submitted to a shareholder vote, such as the appointment of our management board by the shareholders, they would have significant influence on the outcome of those matters and on our direction and future operations. This makes it more difficult for a group of shareholders to remove or elect directors not supported by management.

         Any investments we may make could disrupt our business and severely harm our financial condition.

         We intend to consider investments in complementary businesses, products or technologies. In October 2001, we committed to invest $18.0 million in NuTool, Inc., a semiconductor equipment company that develops copper deposition technologies. We also entered into a strategic technology and marketing agreement with Genitech, Inc. in which we committed to provide $5.0 million over the next three years for technology development. While we have no other current agreements or specific investment plans, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

•	issue shares that would dilute our current shareholders’ percentage ownership;

•	incur debt;

•	assume liabilities;

•	incur amortization expenses related to goodwill and other tangible assets; or

•	incur large and immediate accounting write-offs.

         Our operation of any acquired business will also involve numerous risks, including:

•	problems integrating the purchased operations, technologies or products;

•	unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering markets in which we have no, or limited, prior experience; and

•	potential loss of key employees, particularly those of the acquired organizations.

         We may not be able to successfully integrate any businesses, products or technologies or personnel that we might acquire in the future and also may not realize any anticipated benefits from those acquisitions.

         If we fail to adequately invest in research and development, or lose our relationships with independent research institutes and universities, we may be unable to compete effectively.

         We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our front-end and back-end businesses. Because of intense competition in our industry, the cost of failing to invest in strategic products is high. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the front-end and back-end markets in which we operate.

         Our anti-takeover provisions and our settlement agreement with Applied Materials may prevent a beneficial change of control.

         Our shareholders have granted to Stichting Continuiteit ASMI, or Stichting, a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50.0% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring. See “Description of Share Capital” for additional information regarding Stichting.

         Pursuant to a settlement agreement with Applied Materials, one of our competitors, if we desire to effect a change of control transaction, as defined in the settlement agreement, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arms-length offer made by that competitor. If Applied Materials rejects the offer, we are free for 90 days following receipt of Applied Materials’ rejection to enter into an agreement to sell at an equal or greater price and upon terms which, in the aggregate, are no more favorable to the buyer than those offered to Applied Materials.

         These provisions may prevent us from entering into change of control transactions that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

INCORPORATION BY REFERENCE

         This report on Form 6-K is hereby incorporated by reference into Forms F-3 no. 333-1234, 333-11502 and 333-56796 filed with the U.S. Securities and Exchange Commission.

EXHIBITS

         The English translation of our compiled Articles of Association, as amended, are attached hereto as Exhibit 3.1

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASM INTERNATIONAL N.V.

Date: November 5, 2001	By:	/s/ Arthur H. del Prado Arthur H. del Prado President and CEO

EXHIBIT INDEX

         The English translation of our compiled Articles of Association, as amended, are attached hereto as Exhibit 3.1